Exhibit (e)(11)

AMENDMENT TO MANAGING DIRECTOR AGREEMENT

By this Amendment Biotie Therapies Corp. (the “Company”) and its Managing Director Timo Veromaa (the “Managing Director”) agree on certain amendments to the Managing Director Agreement signed on 25 May 2005.

This Amendment to the Managing Director Agreement enters into force with effect from the closing of the share transfer with elbion GmbH and shall be of unlimited duration.

1.	REMUNERATION

It is agreed that the Managing Director shall be entitled to a gross annual income amounting to two hundred thousand euro (EUR 200,000) including the salary payable to the Managing Director deducted by Finnish taxation value for the fringe benefits of the Managing Director under the Managing Director Agreement and annually payable voluntary pension fund contributions. Mandatory social costs payable on the gross salary shall not be deducted. The annual salary shall be payable to the Managing Director in twelve equal instalments taking into account holiday pay (monthly salary = annual salary / 12.6). In year 2008 and when the service relationship ends in the course of a calendar year, the remuneration will be paid proportionately. The remuneration of the Managing Director is reviewed annually and approved by the Chairman of the Board.

The Managing Director shall in addition to the remuneration above be entitled to the incentive package from July 2008 in accordance with its terms and conditions.

2.	TERMINATION

As an amendment to Section 10.1 of the Managing Director Agreement the Managing Director Agreement may be terminated by the Company observing six months’ notice and by the Managing Director observing three months’ notice, in the case of the Managing Director to take effect to the end of a calendar month but not before 31 December 2010 and in case of the Company to take effect to the end of a calendar month but not before 31 December 2009. As a clarification to Section 10.2 of the Managing Director Agreement in case the Company terminates the Managing Director Agreement without a reason due to the Managing Director the Managing Director is paid a one time severance compensation corresponding to the sum of 12 months cash salary and taxation value of fringe benefits. One time severance compensation is payable on the last day of employment.

As an amendment to Section 10.3 of the Managing Director Agreement the Company shall at any time have the right to relieve the Managing Director from his duties as Managing Director and to move him to another director position in an employment relationship on the same terms and conditions of employment. Should the Company exercise its right to move the Managing Director to an employment relationship, the severance pay under Section 10.2 of the Managing Director Agreement shall not be payable at the end of the employment.

3.	GOVERNING LAW

This Amendment shall be governed by the laws of Finland.

4.	ARBITRATION

Disputes that may arise out of this Amendment shall, if the parties fail to reach an agreement by negotiation, be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The arbitration shall be held in Helsinki by one (1) arbitrator and the arbitral proceedings shall be conducted in the English language.

other provisions

Helsinki, 12 November 2008

BIOTIE THERAPIES CORP.

/s/ Juha Jouhki	/s/ Timo Veromaa
Juna Jouhki	Timo Veromaa